JOSEPH GUNNAR & CO., LLC

30 Broad Street, 11th Fl

New York, NY 10004

February 12, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blink Charging Co. (the “Company”)
Filed on Form S-1
Registration No. 333-214461

Ladies and Gentleman:

Reference is made to our letter, filed as correspondence via EDGAR on February 12, 2018, in which we, as representatives of the several underwriters, requested the acceleration of the effective date of the above-referenced Registration Statement for Monday, February 12, 2018, at 5:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Sincerely,

Joseph Gunnar & Co., LLC
Acting on behalf of themselves and as Representative of the several Underwriters

By:	/s/ Eric Lord
Name:	Eric Lord
Title:	Head of Investment Banking/Underwritings